October 5, 2011

VIA EDGAR

Brad Skinner
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:    Alon USA Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 8, 2011
File No. 001-32567

Dear Mr. Skinner:

On behalf of Alon USA Energy, Inc. (the "Company"), and in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its letter dated September 21, 2011 (the "Comment Letter") to the Company's Form 10-K for the Fiscal Year Ended December 31, 2010 and the Form 10-Q for the Quarterly Period Ended June 30, 2011, we are providing the Staff with our written response as requested therein.
For convenience, your comments are repeated and set forth in bold before the responses.
Form 10-K for Fiscal Year Ended December 31, 2010
Consolidated Financial Statements
Note 3 – Acquisitions, page F-14
Bakersfield Refinery Acquisition, page F-14

1.
We note that you entered into an indemnification agreement with a prior owner related to conditions that existed at the Bakersfield refinery on the date of acquisition. In connection with entering into this agreement, we note that you recorded a non-current receivable of $17.1 million. Based on the disclosure provided in your filing, it is not clear whether you recognized the indemnified item as part of your purchase price allocation (i.e., as a component of other non-current liabilities). Please advise. Refer to FASB ASC 805-20-25-27.

Response:
The $17.1 million non-current receivable from the prior owner was recognized as Other Assets in the Bakersfield Refinery Acquisition purchase price table set forth in Note 3. The gross amount of the environmental remediation obligation of $42.1 million was recognized as a component of other non-current liabilities. In future filings in which it is applicable, we will clarify the presentation of the non-current receivable and gross environmental remediation obligations.

2.
We note your disclosure stating that you used independent appraisers to assist in performing purchase price allocations. Given your references to the use of such experts, please revise to name each valuation expert and file the appropriate consents in future Exchange Act filings. As an alternative, you may delete all references to the use of outside valuation firms. For additional guidance, refer to Question 233.02 of the Compliance & Disclosure Interpretations regarding Securities Act Rules.111.

Response:
In response to the Staff's comment, we propose in future filings in which it is applicable, to revise our disclosure to omit all references to the use of an outside valuation expert.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 5, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011
Consolidated Financial Statements
Note 9 – Indebtedness, page 13

3.
We note that you issued $30 million of unsecured notes with approximately 3.1 million warrants to purchase shares of your common stock in March 2011. We also note that the exercise price on these warrants is $9.70 per share which appears to be less than the lowest price at which your stock traded during the month of March 2011 (i.e., $10.03 per share on March 10, 2011). Please tell us how you accounted for the issuance of these unsecured notes and warrants. Refer to FASB ASC 470-20-25-2.

Response:
At the time of the issuance of the unsecured notes and the warrants, we determined the allocated fair value of the warrants to be $11.0 million, which was accounted for as paid-in capital. The allocated fair value of the unsecured notes was determined to be $19.0 million, resulting in a discount of $11.0 million. We are utilizing the effective interest method to amortize the discount of $11.0 million over the five-year life of the notes and as of June 30, 2011, we had amortized $0.4 million to interest expense. This accounts for the outstanding balance of $19.4 million for the unsecured notes as of June 30, 2011 reflected in Note 9.
As requested in the Comment Letter, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Staff's attention to our responses is greatly appreciated. If you have any questions regarding our responses contained in this letter, please do not hesitate to contact me at (972) 367 - 3669.

Sincerely,

/s/ Shai Even

Shai Even
Senior Vice President and
Chief Financial Officer

cc:    James Giugliano
Ethan Horowitz
U.S. Securities and Exchange Commission

Paul Eisman
James A. Ranspot
Alon USA Energy, Inc.